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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8- 52713

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2002 354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/2000 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FN: American Option Services, Inc.

NN: Caris & Co. Inc.

Official Use Only
104235
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 West Jackson Blvd., Suite A-642
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jere T. Wickert — 312/939-7010
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J. Liccar & Co. CPA'S
(Name -- if individual, last, first, middle name)

53 West Jackson Blvd., Suite 1250	Chicago	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 22 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (2-89)

VF 3-21-02

OATH OR AFFIRMATION

I, Jere T. Wickert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting scheduled pertaining to the firm of

American Option Services, Inc., as of

December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Subscribed and sworn to before me this 28th day of February, 2002 in Chicago, County of Cook, State of Illinios

Notary Public

Notary Public

OFFICIAL SEAL
TOMI L SAMUELS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 12/04/04

This report contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AMERICAN OPTION SERVICES, INC.
(an Illinois Corporation)

FINANCIAL STATEMENTS AND SUPPORTING
SCHEDULES PURSUANT TO RULE 17a-5 (d) OF THE
SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2001

AMERICAN OPTION SERVICES, INC.
(an Illinois Corporation)

FINANCIAL STATEMENTS AND SUPPORTING
SCHEDULES PURSUANT TO RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2001

Contents

MICHAEL J. LICCAR & CO.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To Sole Stockholder
American Option Services, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of American Option Services, Inc. and schedule of investments as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the period from December 1, 2000 (commencement of broker/dealer operations) through December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Option Services, Inc., as of December 31, 2001, and the results of its operations and cash flows for the period from December 1, 2000 through December 31, 2001 in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules, on pages 10 through 12 inclusive, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are schedules required by Rule 17a-5 of the Securities and Exchange Commission. Such schedules have been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Certified Public Accountants

Chicago, Illinois
January 31, 2002

53 West Jackson Boulevard · Suite 1250 · Chicago, Illinois 60604
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315

AMERICAN OPTION SERVICES, INC.
(an Illinois Corporation)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

Assets

Cash	$	81,995
Cash on deposit with other broker-dealers		47,760
Securities owned, at market value(cost-$320,347)		244,063
Accounts receivable		62,654
Furniture & equipment, (net of accumulated depreciation of $56,080)		15,850
Other assets		350
Total assets	$	452,672

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	41,826
Options on securities sold not yet purchased, at market value (proceeds-$18,610)		2,080
Illinois Replacement Tax - current		2,000
Loan payable - current		2,976
Loan payable - non current		13,703
Total liabilities	$	62,584
Stockholder's Equity:		
Common stock - at stated value; authorized, issued and outstanding 10,000 and 1,000 shares, respectively	$	1,000
Retained earnings		389,089
Total stockholder's equity	$	390,089
Total liabilities and stockholder's equity	$	452,672

The accompanying notes are an integral part of these financial statements.

AMERICAN OPTION SERVICES, INC.
(an Illinois Corporation)

STATEMENT OF OPERATIONS
FOR THE PERIOD FROM DECEMBER 1, 2000 (COMMENCEMENT OF BROKER/DEALER OPERATIONS)
THROUGH DECEMBER 31, 2001

Revenue				
Brokerage commissions			$	1,000,339
Realized (loss) on closed positions				(154,396)
Net change in unrealized gain on open positions				181,678
Interest				1,120
Other				2,451
Total revenue			$	1,031,192
Expenses				
Compensation & related benefits			$	445,653
Commissions to salespersons				101,685
Quotes				46,241
Travel and entertainment				39,053
Office				38,974
Rent and occupancy				35,548
Dues and subscriptions				30,334
Error				26,926
Professional fees				25,148
Interest				14,658
Communications				14,328
Exchange membership lease				9,000
Depreciation and amortization				7,156
Bad debts				5,400
Other				29,655
Total expenses:			$	869,756
Net Income before income taxes			$	161,436
Provision for income taxes:				
Illinois personal property replacement tax - current	$	2,000		
Total provision for income taxes			$	2,000
Net income			$	159,436

The accompanying notes are an integral part of these financial statements.

AMERICAN OPTION SERVICES, INC.
(an Illinois Corporation)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE PERIOD FROM DECEMBER 1, 2000 (COMMENCEMENT OF BROKER/DEALER OPERATIONS)
THROUGH DECEMBER 31, 2001

	Common Stock	Retained Earnings	Total
Balance, November 30, 2000 (unaudited)	$ 1,000	$ 237,018	$ 238,018
Dividend distributions to stockholder	-	(7,365)	(7,365)
Net income for period	-	159,436	159,436
Balance, December 31, 2001	$ 1,000	$ 389,089	$ 390,089

The accompanying notes are an integral part of these financial statements.

AMERICAN OPTION SERVICES, INC.
(an Illinois Corporation)

STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM DECEMBER 1, 2000 (COMMENCEMENT OF BROKER/DEALER OPERATIONS)
THROUGH DECEMBER 31, 2001

Cash Provided by (Applied to) Operating Activities:				
Net income			$	159,436
Adjustments to reconcile net (loss) to net increase (decrease) in cash provided by operating activities:				
Depreciation and amortization	$	7,156		
Net change in:				
Securities owned		(244,062)		
Receivable from other broker-dealers		122,145		
Accounts receivable		(62,654)		
Other assets		5,400		
Options on securities sold, not yet purchased		2,080		
Accounts payable and accrued expenses		35,284		
Loan payable - current		2,976		
Loan payable - non current		13,703		
Illinois Replacement Tax		2,000		
Total adjustments				(115,972)
Net cash provided by operating activities			$	43,465
Cash Provided by (Applied to) Investing Activities:				
Equipment purchased	$	(19,270)		
Net cash (applied to) financing activities			$	(19,270)
Cash Provided by (Applied to) Financing Activities:				
Dividend distributions to shareholder	$	(7,365)		
Net cash (applied to) financing activities			$	(7,365)
Increase in cash			$	16,830
Cash at November 30, 2000 (unaudited)			$	65,165
Cash at December 31, 2001			$	81,995

Disclosure of Accounting Policy

For purposes of the statement of cash flows, the Company considers all highly liquid debt instuments purchased with a maturity of one year or less to be cash equivelents.

The accompanying notes are an integral part of these financial statements.

AMERICAN OPTION SERVICES, INC.
(an Illinois Corporation)

SCHEDULE OF INVESTMENTS
December 31, 2001

	# of Shares		Securities Market Value	
	LONG	SHORT	LONG	SHORT
COMMON STOCKS-USA				
Applera Corp	100		2,669	
AOL Time Warner Inc.	500		16,050	
CMGI Inc.	1,000		1,630	
Walt Disney Co. Holding Co.	1,000		20,720	
Emulex Corp.	100		3,951	
General ElectricCo.	500		20,040	
Merck & Co.	1,000		58,800	
Merrill Lynch & Co. Inc.	1,000		52,120	
Microsoft Corp.	100		6,627	
Nortel Networks Corp.	400		3,000	
Oracle Corp.	500		6,905	
Sonic Foundry Inc.	1,800		4,502	
Standard & Poors Depository	400		45,728	
Westell Technologies Inc.	500		1,320	
Stock Options - USA				
Merck & Co. Inc.		10		850
Merrill Lynch & Co. Inc.		10		850
S & P 100 Index		1		380
TOTAL			$ 244,063	$ 2,080
Total long market value (cost $320,347)			$ 244,063	
Total short market value (proceeds $18,610)				$ 2,080

The accompanying notes are an integral part of these financial statements.

AMERICAN OPTION SERVICES, INC.
(an Illinois Corporation)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR PERIOD FROM DECEMBER 1, 2000 (COMMENCEMENT OF BROKER/DEALER OPERATIONS) THROUGH DECEMBER 31, 2001

NOTE 1 - NATURE OF BUSINESS

American Option Services, Inc, ("the Company") was incorporated in the state of Illinois on September 22, 1998. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and became a member of the National Association of Securities Dealers ("NASD") on December 18, 2000. The Company is also a member of the Chicago Board Options Exchange ("CBOE"). The Company's income is primarily derived from commission income earned from securities transactions of customers it introduces and the speculative trading of securities in its proprietary trading account.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
Proprietary and customers' securities transactions and the related income and brokerage clearing expenses, are recorded on a trade date basis, which is the date that the transactions occur.

The Company does not hold any customer accounts. Trades for customers are carried on a fully-disclosed basis through Weiss, Peck & Greer, L. L. C., New York, New York.

Securities
Securities transactions are recorded on the trade date, which is the date that the transaction occurred. The resulting profit or loss arising from securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Outstanding securities positions are valued at quoted or market value based upon the respective exchange closing prices and the resulting unrealized gains or losses are reflected in income.

Depreciation
Depreciation is computed primarily on a straight-line basis over the estimated useful life of the assets.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities (and disclosures of contingent assets and liabilities) at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - LOANS PAYABLE

The Company is obligated under a retail installment contract for equipment, which is matures with, a "balloon payment" due of approximately $12,500 on February 9, 2003. Minimum monthly payments of approximately $400 per month are required under the obligation. The loan carries an interest rate of 8.75% and is secured by the underlying equipment.

NOTE 4 - INCOME TAXES

The Company has elected to be treated as an "S Corporation" as provided under the Internal Revenue Code. Accordingly, for income tax reporting purposes, the individual shareholder of the Company reports income. However, the Company is subject to the Illinois Personal Property Replacement Tax of 1.5% of net income, as defined.

NOTE 5 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule which requires net capital, as defined, to be at a minimum the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2001 the Company had net capital requirements and net capital of $100,000 and $311,441, respectively. The net capital requirements may effectively restrict the payment of cash dividends, the making of unsecured loans to affiliates and the withdrawal of equity capital.

NOTE 6 - OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company does not carry customer securities accounts as defined by Rule 15c3-3 of the Securities Exchange Act of 1934. Securities transactions are processed by other brokers/dealers on a fully disclosed basis. In conjunction with this arrangement, the Company could become contingently liable for any unsecured debit balances in a customer account that introduced by the Company. These customer activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

In addition, the Company is involved in the speculative trading of securities, including proprietary margin accounts, which carries substantial risks. The Company has sold short securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2001, at an aggregate market value of $2,080. Short positions theoretically have an unlimited risk of loss. The Company could incur substantial losses if the market value of the short securities positions increases prior to when the Company subsequently closes the positions through the purchase of such securities. The Company seeks to limit the potential for losses through ongoing monitoring and the establishment of offsetting positions, however, losses may nevertheless occur. The Company seeks to control all credit risks by monitoring margin collateral levels on a daily basis for compliance with regulatory guidelines, requiring additional collateral if necessary, or reducing credit risk through forced liquidation of positions when necessary.

SUPPORTING SCHEDULES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
AMERICAN OPTION SERVICES, INC. **as of December 31, 2001**

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$	390,089	3480
2.	Deduct ownership equity not allowed for Net Capital					3490
3.	Total ownership equity qualified for Net Capital				390,089	3500
4.	Add:					
	A. Liabilities subordinated to the claims of general creditors allowable in computation of net capital					3520
	B. Other (deduction) or allowable credits (List)				2,976	3525
5.	Total capital and allowable subordinated liabilities			$	393,065	3530
6.	Deductions and/or charges:					
	A. Total nonallowable assets from Statement of Financial Condition	$ 16,199	3540			
	B. Secured demand note deficiency		3590			
	C. Commodity futures contracts and spot commodities-propriety capital charges		3600			
	D. Other deductions and/or charges		3610		(16,199)	3620
7.	Other additions and/or allowable credits (List)					3630
8.	Net capital before haircuts on securities positions			$	376,865	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f):					
	A. Contractual securities commitments	$	3660			
	B. Subordinated securities borrowings		3670			
	C. Trading and investment securities:					
	1. Exempted securities		3735			
	2. Debt securities		3733			
	3. Options	22,974	3730			
	4. Other securities	36,609	3734			
	D. Undue Concentration	5,841	3650			
	E. Other (list)		3736		(65,424)	3740
10.	Net Capital			$	311,441	3750

Non-allowable assets:		
Automobile,furniture, equipment, and organizational costs		16,199
Total	$	16,199

Reconciliation between unaudited and audited Net Capital Computation

Net capital per unaudited FOCUS Report Part 11A	$	294,472
Accounts receivable		62,653
Loans receivable		(5,400)
Automobile furniture and equipment		(19,408)
Accounts payable and accrued expenses		(35,556)
Credit for loan payable - current		16,679
State tax payable		(2,000)
Net capital per audited financial statements	$	311,441

See Independent Auditors' Report.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
AMERICAN OPTION SERVICES, INC. **as of December 31, 2001**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	4,034	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	100,000	3760
14.	Excess net capital (line 10 less 13)	$	211,441	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	305,391	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.		Total A.I. liabilities from Statement of Financial Condition				$	60,504	3790
17.		Add:						
	A.	Drafts for immediate credit	$		3800			
	B.	Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
	C.	Other unrecorded amounts (List)	$		3820	$	0	3830
19.		Total aggregate indebtedness				$	60,504	3840
20.		Percentage of aggregate indebtedness to net capital (line 19÷by line 10)				%	19.43%	3850
21.		Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%	0.00%	3860

See Independent Auditors' Report.

AMERICAN OPTION SERVICES, INC.
(An Illinois Corporation)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

AND

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

as of December 31, 2001

The Company does not carry customer accounts as defined by rule 15c3-3 of the Securities Exchange Act of 1934. Therefore, the Company is exempt from the provisions of that rule.

See independent auditors' report.

MICHAEL J. LICCAR & CO.
Certified Public Accountants

Member
American Institute of
Certified Public Accountants
Illinois CPA Society

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Sole Stockholder
American Option Services, Inc.
Chicago, Illinois

We have examined the financial statements of American Option Services, Inc. ("the Company"), for the year ended December 31, 2001, and issued our report thereon dated January 31, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with requirement for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not currently carry securities accounts for customers or perform custodial functions relation to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

53 West Jackson Boulevard · Suite 1250 · Chicago, Illinois 60604
(312) 922 · 6600 (800) 922 · 3604 Fax (312) 922 · 0315

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

> The rules and regulations of the National Association of Securities Dealers and Securities and Exchange Commission require the Company to maintain its books and records on the accrual basis of accounting as prescribed under generally accepted accounting principles. During the period, we noted that certain receivables and payables were not properly accrued for on a monthly basis. However, nothing came to our attention to indicate that the exclusion of these accruals would have caused the Company's adjusted net capital to be below its minimum requirements. Nevertheless, we recommend that the Company's books and records, as well as its financial reporting be prepared on the accrual basis of accounting which would include all accrued income and expenses.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except as noted above, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the members, management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Certified Public Accountants

Chicago, Illinois
January 31, 2002